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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13d
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. )*


                         Russ Berrie and Company, Inc.
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                                (Name of Issuer)


                        Common Stock, $0.10 stated value
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                         (Title of Class of Securities)


                                  782233 10 0
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                                 (CUSIP Number)


                            Joel I. Greenberg, Esq.
             Kaye Scholer LLP, 425 Park Avenue, New York, NY 10022
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                (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                               December 25, 2002
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            (Date of Event Which Requires Filing of this Statement)


      If the filing person has previously filed a statement on Schedule 13g to report the acquisition that is the subject of this Schedule 13d, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP No. 782233 10 0                 13D                     Page 2 of 10 Pages


 1    NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

            The Russell Berrie Foundation, a New Jersey Nonprofit Corporation (TIN 22-2620908)

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) / /
                                                                         (b) / /

 3    SEC USE ONLY

 4    SOURCE OF FUNDS

            N/A

 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IN REQUIRED PURSUANT TO ITEM 2(d)
      OR 2(e)                                                                / /

 6    CITIZENSHIP OR PLACE OF ORGANIZATION

            State of New Jersey

 NUMBER OF        7     SOLE VOTING POWER

   SHARES                     5,232,940 Common Shares

BENEFICIALLY      8     SHARED VOTING POWER

  OWNED BY                    0

    EACH          9     SOLE DISPOSITIVE POWER

 REPORTING                    5,232,940 Common Shares

   PERSON         10    SHARED DISPOSITIVE POWER

    WITH                      0

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            5,232,940 Common Shares

12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

      (See Instructions)                                                     / /

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

            25.6%

14    TYPE OF REPORTING PERSON (See Instructions)

            CO
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ITEM 1.     SECURITY AND ISSUER

            This statement relates to the shares of common stock, $0.10 stated value per share ("Common Shares"), of Russ Berrie and Company, Inc., a New Jersey corporation (the "Company"), with principal executive offices at 111 Bauer Drive, Oakland, New Jersey 07436.

ITEM 2.     IDENTITY AND BACKGROUND

            This statement is filed by The Russell Berrie Foundation, a New Jersey Nonprofit Corporation, a not-for-profit corporation organized under the laws of the State of New Jersey (the "Foundation"), with principal offices at 111 Bauer Drive, Oakland, New Jersey 07436. The principal business of the Foundation is to receive and administer funds for scientific, educational and charitable purposes within the meaning of Section 501(c)(3) of the Internal Revenue Code, as amended. During the last five years, the Foundation has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, the result of which proceeding the Foundation was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            (a) The members of the board of trustees of the Foundation are Angelica Urra Berrie, Scott Berrie, Ilan Kaufthal, Myron Rosner and Norman Seiden. Ms. Berrie and Messrs. Scott Berrie, Rosner and Seiden also serve as Vice President, Vice President, Secretary and Treasurer of the Foundation, respectively. There are no other executive officers of the Foundation.

            (b)- (c) Ms. Berrie is Vice President - Strategic Planning of the Company. Her business address is c/o the Company, 111 Bauer Drive, Oakland, New Jersey 07436

                        Mr. Scott Berrie is the Chief Executive Officer of Scojo Vision, LLC, a producer and seller of non-prescription reading glasses, located at 45 Main Street, Suite 604, Brooklyn, NY 11201. Mr. Scott Berrie's residence address is 335 Greenwich Street, New York, NY 10013.

                        Mr. Kaufthal is Vice Chairman - Investment Banking of Bear, Stearns & Co., Inc., an investment banking firm. The firm's (and Mr. Kaufthal's business) address is 383 Madison Avenue, New York, NY 10179.

                        Mr. Seiden is Vice-President - Herrod Construction Company, a construction company. The corporation's (and Mr. Seiden's) business address is 200 Old Palisade Road, Suite 17D, Fort Lee, NY 07024.

                        Mr. Rosner is a partner at the law firm of Wilentz, Goldman & Spitzer P.A. The firm's (and Mr. Rosner's) business address is 90 Woodbridge Center, Woodbridge, New Jersey 07095.

            (d)- (e) During the last five years, none of Ms. Berrie and Messrs. Scott Berrie, Kaufthal, Rosner and Seiden has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, the result of which proceeding such individual was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
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            (f)         Each of Ms. Berrie and Messrs. Kaufthal, Rosner and
                        Seiden is a citizen of the United States of America. Mr. Scott Berrie is a citizen of both the United States of America and the State of Israel.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

            Pursuant to the terms of the Trust Agreement of The Russell Berrie 1999 Charitable Remainder Trust (the "1999 Trust"), dated November 17, 1999, upon the death of Mr. Russell Berrie (which occurred on December 25, 2002), 5,232,335 Common Shares held by the 1999 Trust are to be distributed to the Foundation. Prior to such distribution, the Foundation held 605 Common Shares acquired by gift directly from Mr. Berrie. As a result of such distribution, the Foundation will hold 5,232,940 Common Shares. As described more fully in Item 5, with respect to the Common Shares beneficially owned by the members of the board of trustees and executive officers of the Foundation, the following describes the methods of acquisition thereof. The Russell Berrie 2002A Trust (the "2002A Trust") holds 2,771,988 Common Shares. Pursuant to the terms of the Trust Indenture of the 2002A Trust, upon the death of Mr. Russell Berrie, Ms. Berrie and Messrs. Kaufthal, Seiden, Josh Weston and Raphael Benaroya became trustees of the 2002A Trust; Mr. Rosner, who was a trustee, remains a trustee of the 2002A Trust. Each of the foregoing individuals, as trustees of the 2002A Trust, shares voting power and dispositive power with respect to the Common Shares held by the 2002A Trust. In addition, Ms. Berrie and Messrs. Kaufthal and Rosner are designated to become executors of the Estate of Mr. Russell Berrie, which holds 79,614 Common Shares. Each of the designated executors shares voting power and dispositive power with respect to the Common Shares held by the Estate. With respect to other Common Shares that are beneficially owned by the members of the board of trustees and executive officers of the Foundation, Mr. Scott Berrie acquired the 52,475 Common Shares as a distribution from a trust; and of the additional 2,003,507 Common Shares held by Mr. Rosner, 2,757 Common Shares are held in a roll-over IRA plan, 750 Common Shares are held as joint tenants with his spouse (over which he has shared voting power and shared dispositive power), and 2,000,000 Common Shares are held by The Russell Berrie 2001 Annuity Trust (the "Annuity Trust"), of which Mr. Rosner is the sole trustee. All options held by Ms. Berrie and Mr. Kaufthal were granted pursuant to the Company's various stock option plans.

ITEM 4.     PURPOSE OF TRANSACTION

            The Common Shares were acquired as described in Item 3 above. The Foundation and the individuals named in response to Item 2(a) intend to hold and dispose of the Common Shares held by the Foundation in accordance with the Certificate of Incorporation and the Bylaws of the Foundation, their fiduciary duties and the requirements of New Jersey law. Additionally, the individuals named in response to Item 2(a) above who are (or who are designated to be) fiduciaries of the 2002A Trust, the Annuity Trust or the Estate of Mr. Russell Berrie intend to hold and dispose of the Common Shares held by the 2002A Trust, the Annuity Trust and the Estate of Mr. Russell Berrie in accordance with the Trust Indenture governing the 2002A Trust, the Trust Agreement governing the Annuity Trust, and the Last Will and Testament of Mr. Russell Berrie, as applicable, their fiduciary duties and the requirements of New Jersey law. It is expected that the Annuity Trust will transfer 870,423 Common Shares to the Estate of Mr. Russell Berrie. The Foundation and the individuals named in response to Item 2(a) may, in the future, depending on their assessment of the prospects of the Company and other factors, elect to acquire additional Common Shares or dispose of Common Shares. Except as described above, neither the Foundation, nor any of the individuals named in response to Item 2(a), have any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes
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            in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of equity securities to become eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

            (a)   Aggregate amount and percentage of class beneficially owned by:

                  (i) The Russell Berrie Foundation, a New Jersey Nonprofit Corporation -- 5,232,940 Common Shares; 25.6%

                  (ii) Angelica Urra Berrie - 2,856,856 Common Shares (including options to acquire 5,254 Common Shares); 14.0%

                  (iii) Scott Berrie - 52,475 Common Shares; 0.3%

                  (iv) Ilan Kaufthal - 2,872,602 Common Shares (including options to acquire 21,000 Common Shares); 14.0%

                  (v)   Norman Seiden - 2,771,988 Common Shares; 13.5%

                  (vi)  Myron Rosner - 4,855,109 Common Shares; 23.7%

                  Percentage beneficial ownership is calculated based on 20,474,123 Common Shares outstanding as of November 4, 2002, as reported in the Company's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2002.

                  With respect to Ms. Berrie, and Messrs. Kaufthal, Seiden, Rosner and Scott Berrie, the share holdings disclosed herein do not include the Common Shares beneficially owned by the Foundation. The foregoing individuals disclaim beneficial ownership of the Common Shares beneficially owned by the Foundation.

                  With respect to Ms. Berrie and Messrs. Kaufthal and Rosner, each of whom is designated to be an executor of the Estate of Mr. Russell Berrie, the share holdings disclosed hereunder for each of them include the 79,614 Common Shares held by the Estate of Mr. Russell Berrie.

                  With respect to Ms. Berrie, and Messrs. Kaufthal, Seiden and Rosner, the share holdings disclosed hereunder for each of them include the 2,771,988 Common Shares held by the 2002A Trust, of which each of the foregoing, among others, is a trustee.

            (b)   (i)   The Russell Berrie Foundation, a New Jersey Nonprofit
                        Corporation, has:

                        (1)   Sole power to vote or to direct the vote:

                              5,232,940 Common Shares
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                        (2)   Sole power to dispose or to direct the disposition
                              of:

                              5,232,940 Common Shares

                  (ii)  Angelica Urra Berrie has:

                        (1)   Sole power to vote or to direct the vote:

                              5,254 Common Shares, representing options to acquire 5,254 Common Shares

                        (2)   Shared power to vote or to direct the vote:

                             2,851,602 Common Shares

                        (3) Sole power to dispose or to direct the disposition of:

                              5,254 Common Shares, representing options to acquire 5,254 Common Shares

                        (4) Shared Power to dispose or to direct the disposition of:

                              2,851,602 Common Shares

                  (iii) Scott Berrie has:

                        (1)   Sole power to vote or to direct the vote:

                              52,475 Common Shares

                        (2) Sole power to dispose or to direct the disposition of:

                              52,475 Common Shares

                  (iv)  Ilan Kaufthal has:

                        (1)   Sole power to vote or to direct the vote:

                              21,000 Common Shares, representing options to acquire 21,000 Common Shares

                        (2)   Shared power to vote or to direct the vote:

                              2,851,602 Common Shares

                        (3) Sole power to dispose or to direct the disposition of:

                              21,000 Common Shares, representing options to acquire 21,000 Common Shares

                        (4) Shared Power to dispose or to direct the disposition of:

                              2,851,602 Common Shares
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                  (v)   Norman Seiden has:

                        (1)   Shared power to vote or to direct the vote:

                              2,771,988 Common Shares

                        (2) Shared Power to dispose or to direct the disposition of:

                              2,771,988 Common Shares

                  (vi)  Myron Rosner has:

                        (1)   Sole power to vote or to direct the vote:

                              2,002,757 Common Shares

                        (2)   Shared power to vote or to direct the vote:

                              2,852,352 Common Shares

                        (3) Sole power to dispose or to direct the disposition of:

                              2,002,757 Common Shares

                        (4) Shared Power to dispose or to direct the disposition of:

                              2,852,352 Common Shares

            (c)   (i)   During the past sixty days, the Foundation acquired
                        Common Shares from the 1999 Trust as described in Item 3 above and effected the following transactions:

                        (1) On November 5, 2002, the 2002A Trust transferred 70,000 Common Shares to the Foundation.

                        (2) On November 6, 2002, the Foundation sold 200 Common Shares on the open market at a price of $33.57 per Common Share.

                        (3) On November 7, 2002, the Foundation sold 1,900 Common Shares on the open market at a price of $33.00 per Common Share.

                        (4) On November 8, 2002, the Foundation sold 300 Common Shares on the open market at a price of $32.86 per Common Share.

                        (5) On November 11, 2002, the Foundation sold 4,100 Common Shares on the open market at a price of $32.76 per Common Share.

                        (6) On November 12, 2002, the Foundation sold 30,000 Common Shares on the open market at a price of $32.49 per Common Share.

                        (7) On November 14, 2002, the Foundation sold 10,000 Common Shares on the open market at a price of $32.40 per Common Share.

                        (8) On November 14, 2002, the Foundation sold 5,000 Common Shares on the open market at a price of $32.37 per Common Share.
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                        (9)   On November 18, 2002, the Foundation sold 18,500
                              Common Shares on the open market at a price of $32.50 per Common Share.

                        (10) On December 11, 2002, the 2002A Trust transferred 50,000 Common Shares to the Foundation.

                        (11) On December 12, 2002, the Foundation sold 4,100 Common Shares on the open market at a price of $34.83 per Common Share.

                        (12) On December 13, 2002, the Foundation sold 10,000 Common Shares on the open market at a price of $34.65 per Common Share.

                        (13) On December 17, 2002, the Foundation sold 4,500 Common Shares on the open market at a price of $34.15 per Common Share.

                        (14) On December 19, 2002, the Foundation sold 1,400 Common Shares on the open market at a price of $33.34 per Common Share.

                        (15) On December 19, 2002, the Foundation sold 10,000 Common Shares on the open market at a price of $33.08 per Common Share.

                        (16) On December 20, 2002, the Foundation sold 20,000 Common Shares on the open market at a price of $33.18 per Common Share.

                  (ii) Mr. Rosner effected the following transactions as trustee of the 2002A Trust during the past sixty days:

                        (1) On November 5, 2002, the 2002A Trust transferred 70,000 Common Shares to the Foundation.

                        (2) On November 26, 2002, the 2002A Trust transferred 1,529 Common Shares as a charitable contribution.

                        (3) On November 26, 2002, the 2002A Trust transferred 3,057 Common Shares as a charitable contribution.

                        (4) On November 26, 2002, the 2002A Trust transferred 30,567 Common Shares as a charitable contribution.

                        (5) On December 9, 2002, the 2002A Trust transferred 20 Common Shares to an individual as a gift.

                        (6) On December 9, 2002, the 2002A Trust transferred 20 Common Shares to an individual as a gift.

                        (7) On December 11, 2002, the 2002A Trust transferred 50,000 Common Shares to the Foundation.

                        (8) On December 13, 2002, the 2002A Trust transferred 25 Common Shares to an individual as a gift.

                  (iii) Mr. Scott Berrie effected the following transaction
                        during the past sixty days:

                        (1) On December 6, 2002, Mr. Scott Berrie transferred 150 Common Shares as a charitable contribution.
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                  (iv)  None of Ms. Berrie and Messrs. Kaufthal and Seiden has
                        effected any transaction in Common Shares during the past sixty days.

            (d) Except as described herein, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities covered by this Schedule 13D.

            (e)   Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

            Other than as set forth herein, none of the Foundation, Ms. Berrie and Messrs. Scott Berrie, Kaufthal, Rosner and Seiden has any contracts, arrangements, understandings or relationships (legal or otherwise) with another reporting person or any other person with respect to any securities of the Company.

ITEM 7.     MATERIALS TO BE FILED AS EXHIBITS

            None.
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                                    SIGNATURE


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: January 6, 2003


                                     THE RUSSELL BERRIE FOUNDATION, A NEW JERSEY
                                     NONPROFIT CORPORATION


                                     By: /s/ Myron Rosner
                                         -------------------------------------
                                         Name: Myron Rosner
                                         Title: Secretary